John E. Lushefski								EXHIBIT 99


Table I -- Non-Derivative Securities

The Reporting Person also indirectly holds 17,474 shares in the Company's Salary and Bonus Deferral Plan and 10,603 in the Company's Supplemental
Savings & Investment Plan (SSIP).


Table II -- Derivative Securities (previously reported)

The Reporting Person was granted an option on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase 34,000 shares of the Issuer's Common Stock at $16.87 per share of which the Reporting Person exercised and sold 20,000 shares on November 22, 2004.

The Reporting Person was granted an option on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 50,000 shares of the Issuer's Common Stock at $12.24 per share.

The Reporting Person was granted an option on March 31, 2003 under the Issuer's Omnibus Incentive Compensation Plan to purchase 28,000 shares of the Issuer's Common Stock at $11.68 per share.